Exhibit 99.1

New Gold Intersects 278 Metres of 2.8 Grams per Tonne Gold at Blackwater Project

August 9, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces the drill results for 12 additional holes and four metallurgical holes on its Blackwater Project in central British Columbia. The latest results are a continuation of New Gold’s aggressive drill program at Blackwater where the company now has assays for a total of 66 additional holes since the completion of the project’s initial March 2011 resource estimate. Today’s results include infill and step-out holes drilled within and around the currently defined mineral resource. Highlights include:

August 2011 - Highlights
Hole ID	From (metres)	To (metres)	Interval (metres)	Weighted Average Gold Grade (g/t)
BW-176	42	77	35	2.37
BW-179	83	364	278	2.78
BW-180	77	227	150	1.41

“The latest results are a continuation of our efforts to identify the edges of the deposit while also focusing on infill drilling in the core of the already established resource,” stated Mark Petersen, Vice President, Exploration. “We are excited about the results, in particular the higher grades seen in holes 176 and 179 and the extension of significant gold grades to the southwest as identified in hole 180.”

The four metallurgical holes completed were drilled in four separate areas of the deposit to generate representative bulk samples for testing. A detailed map highlighting the latest 12 holes and four metallurgical holes is available on New Gold’s website at www.newgold.com.

As previously announced New Gold has increased the drill program for the project and plans to drill 40,000 to 50,000 metres, or approximately 100 holes, in the second half of 2011. New Gold’s exploration program will target both the 100%-owned southern portion of the project and the 75%-owned northern portion, where Silver Quest Resources Ltd. owns the remaining 25%. The planned camp expansion is progressing on schedule to support as many as eight to ten drills by the middle of the fourth quarter of 2011. There are currently five drills active at site. In addition to the ongoing drilling, the company plans to complete a detailed IP-Resistivity Survey in the fall to explore for extensions to the deposit.

New Gold looks forward to providing further updates on the company’s exploration efforts at its Blackwater Project.

Drill Hole Data

Drill Hole	From	To	Interval	Au g/t	Comments
BW-171	0	3	3	n/a	No sampling
	3	97	94	0.03	
	97	102	5	0.38	
	102	121	19	0.07	
	121	143	22	0.62	
	143	156	13	0.29	
	156	174	18	0.61	
	174	197	23	0.05	
	197	221	24	0.70	
	221	237	16	0.19	
	237	296.57	59.57	0.06	
BW-172	0	7	7	n/a	No sampling
	7	81	74	0.13	
	81	87	6	0.38	
	87	98	11	0.08	
	98	113	15	0.27	
	113	200	87	0.09	
	200	207	7	0.36	
	207	220	13	0.17	
	220	271	51	0.39	
	271	324	53	0.19	
	324	395	71	0.34	
	395	403	8	0.11	
	403	425.2	22.2	0.54	
BW-173	0	31.8	31.8	n/a	No sampling
	31.8	104	72.2	0.09	
	104	177	73	0.53	
	177	179	2	10.95	
	179	185	6	0.52	
	185	249.8	64.8	0.08	
BW-174	0	3	3	n/a	No sampling
	3	78	75	0.04	
	78	80	2	2.51	
	80	91	11	0.06	
	91	93	2	3.65	
	93	108	15	0.42	
	108	233.17	125.17	0.05	
BW-175	0	3	3	n/a	No sampling
	3	25	22	0.11	
	25	27	2	1.12	
	27	298.09	271.09	0.06	
BW-176	0	3.5	3.5	n/a	No sampling
	3.5	30	26.5	0.13	
	30	35	5	1.56	
	35	42	7	0.12	
	42	77	35	2.37	
	77	79	2	37.25	
	79	119	40	0.74	
	119	137	18	0.31	
	137	138	1	4.45	
	138	164	26	0.43	
	164	207	43	0.27	
	207	251	44	0.10	
	251	261	10	0.77	
	261	286	25	0.35	
	286	299	13	0.72	
	299	340	41	0.10	
	340	361	21	0.33	
	361	580	219	0.07

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Metallurgical Hole Data

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Quality Assurance

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Eco Tech Laboratories in Kamloops, British Columbia. Check analyses are completed by ALS Chemex Laboratories, Vancouver, British Columbia.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

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Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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